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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Terremark Worldwide, Inc.

Full Name of Registrant

Former Name if Applicable
2601 South Bayshore Drive

Address of Principal Executive Office (Street and Number)
Miami, FL 33133

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Although the management of Terremark Worldwide, Inc. (the “Registrant”) has been working diligently to complete all required information for its Form 10-Q for the quarter ended June 30, 2007 (the “Form 10-Q”), the Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense. The reason causing the Registrant’s inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense.
     The Registrant is currently finalizing its financial statements and related disclosures for inclusion in the Form 10-Q. The Registrant needs additional time to complete this process. As a result, the Registrant is unable to complete and file its Form 10-Q by the prescribed filing date without unreasonable effort and expense. The Registrant continues to dedicate significant resources to the completion of the Form 10-Q and anticipates filing the Form 10-Q as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Adam T. Smith	305	856-3200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A Attached Hereto.

TERREMARK WORLDWIDE, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2007	By	/s/ Jose Segrera

Jose Segrera
Executive Vice President and Chief Financial Officer

Exhibit A
     We believe that a significant change in our results of operations between the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-Q to which this notice applies due to certain expansionary transactions that occurred during the respective quarter and increases in our deployed customer base and an expansion of services to our existing customers.
     On May 29, 2007, we acquired privately-held Data Return, LLC (“Data Return”), a leading provider of enterprise-class technology hosting solutions, from Saratoga Partners, for an aggregate purchase price of $85.0 million, subject to adjustment, which is comprised of $70.0 million in cash and approximately $15.0 million of our common stock.
     Revenue. The following charts provide certain information with respect to our anticipated revenues:

	For the Three Months Ended June 30,
	2007		2006

Colocation	$13,122,565	38%	$9,186,763	43%
Managed and professional services	18,493,896	53%	10,303,873	48%
Exchange point services	2,801,383	8%	1,912,745	9%
Equipment resales	295,979	1%	—	0%

	$34,713,823	100%	$21,403,381	100%

     The anticipated increase in revenues is mainly due to both an increase in our deployed customer base and an expansion of services to existing customers. We believe our deployed customer base increased from 533 customers as of June 30, 2006 to 863 customers as of June 30, 2007.
     The anticipated increase in managed and professional services is mainly due to anticipated increases of approximately $5.1 million in managed hosting generated by the acquisition of Data Return, $1.7 million in managed services provided under government contracts, $1.8 million in managed services generated by our managed host services provider in Europe, and $1.2 million in managed router services offset by a decrease of $1.8 million for professional services related to the design and development of NAPs in the Canary Islands and the Dominican Republic. The remainder of the anticipated increase is primarily the result of an anticipated increase in orders from both existing and new customers as reflected by the growth in our customer base and utilization of space, as discussed above.
     The anticipated increase in exchange point services is mainly due to an increase in cross-connects billed to customers. Cross-connects billed to customers are anticipated to have increased to 5,836 as of June 30, 2007 from 4,245 as of June 30, 2006.
     Cost of Revenues. Costs of revenues are anticipated to have increased $7.9 million to $19.5 million for the three months ended June 30, 2007 from $11.6 million for the three months ended June 30, 2006. Cost of revenues consist mainly of operations personnel, procurement of connectivity and equipment, technical and colocation space rental costs, electricity, chilled water, insurance, property taxes, and security services. The anticipated increase would be mainly due to increases of $2.0 million in managed services costs, and $3.3 million in personnel costs. We also anticipated increases of $0.6 million in electricity and chilled water costs, $0.6 million in maintenance and support and $0.4 million in technical and colocation space rental costs primarily as a result of an increase in orders from both existing and new customers as reflected by the growth in our customer base and utilization of space, as discussed above.
     The $2.0 million anticipated increase in managed service costs includes a $0.9 million increase in the cost of equipment resales and a $0.5 million increase in bandwidth costs, which is consistent with increases in related revenue streams. The remainder of the anticipated increase is primarily the result of an increase in orders from both existing and new customers as reflected by the growth in our customer base and utilization of space, as discussed above. The $3.3 million anticipated increase in personnel costs is mainly due to operations and engineering staffing levels increasing from 188 employees as of June 30, 2006 to 409 employees as of June 30, 2007. This increase is mainly attributed to the hiring of additional personnel necessary under existing and anticipated customer contracts, the acquisition of Data Return and the expansion of operations in Herndon, Virginia and Santa Clara, California.

     General and Administrative Expenses. General and administrative expenses are anticipated to have increased $2.0 million to $6.0 million for the three months ended June 30, 2007 from $4.0 million for the three months ended June 30, 2006. General and administrative expenses consist primarily of administrative personnel, professional service fees, travel, rent, and other general corporate expenses. The anticipated increase in general and administrative expenses is mainly due to an increase in administrative personnel costs of $1.5 million. Personnel costs include payroll and share-based compensation, including share-settled liabilities. The $1.5 million anticipated increase in administrative personnel is the result of an increase in headcount from 62 employees as of June 30, 2006 to 144 employees as of June 30, 2007. The additional headcount is mainly due to a required expansion of corporate infrastructure, including planning and information systems resources and the acquisition of Data Return. This increased headcount allows us to manage the existing customer base, plan anticipated business growth and maintain a more efficient and effective Sarbanes-Oxley compliance program.
     Sales and Marketing Expenses. Sales and marketing expenses are anticipated to have increased $1.1 million to $3.8 million for the three months ended June 30, 2007 from $2.7 million for the three months ended June 30, 2006. The anticipated increase is primarily due to an increase in payroll and sales commissions of $0.9 million resulting from an increase in sales bookings and the acquisition of Data Return.
     Depreciation and Amortization Expenses. Depreciation and amortization expense are anticipated to have increased $1.0 million to $3.7 million for the three months ended June 30, 2007 from $2.7 million for the three months ended June 30, 2006. The anticipated increase is the result of necessary capital expenditures to support our business growth.
     Change in Fair Value of Derivatives Embedded within Convertible Debt. Our 9% Senior Convertible Notes and our Series B Notes contain embedded derivatives that require separate valuation. We recognize these embedded derivatives as assets or liabilities in our balance sheet, measure them at their estimated fair value and recognize changes in the estimated fair value of the derivative instruments in earnings. For the three months ended June 30, 2007, we anticipate we have eliminated $4.3 million of our derivative liability, representing the fair value of the early conversion incentive, against additional paid-in capital at the time of the expiration of the early conversion incentive associated with our 9% Senior Convertible Notes. We anticipate estimating that the embedded derivatives associated with our 9% Senior Convertible Notes, classified as liabilities, had no estimated fair value at June 30, 2007 and a March 31, 2007 estimated fair value of $16.8 million. The embedded derivatives derive their value primarily based on changes in the price and volatility of our common stock. The estimated fair value of these embedded derivatives increases as the price of our common stock increases and decreases as the price of our common stock decreases. The closing price of our common stock decreased to $6.45 on June 30, 2007 from $8.06 on March 31, 2007. We anticipate estimating that the embedded derivative associated with our Series B Notes, classified as an asset, had a March 31, 2007 estimated fair value of $0.5 million and a June 30, 2007 estimated fair value of $0.2 million. As a result, during the three months ended June 30, 2007, we are anticipated to have recognized income of $1.5 million from the change in estimated fair value of the embedded derivatives prior to the expiration of the early conversion incentive. For the three months ended June 30, 2007, we anticipate having recognized income of $15.5 million due to the change in value of our embedded derivatives. Over the life of the 9% Senior Convertible Notes, given the historical volatility of our common stock, changes in the estimated fair value of the embedded derivatives have had a material effect on our results of operations. We have determined that with the expiration of the early conversion incentive on June 14, 2007, the remaining embedded derivatives no longer meet the conditions that would require separate accounting as a derivative as the remaining two embedded derivatives do not have significant value. We do not expect the embedded derivative associated with our Series B Notes to have a material effect on the results of our operations.
     As a result of the foregoing, we anticipate recognizing a net loss in the amount of approximately $21.0 million.

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